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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  April 30, 1997
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    O'Brien        Edward           J.            Hanover Direct, Inc. HNV                      Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  Hanover Direct, Inc.                            Number of Reporting        Month/Year          X  Officer (give    Other (specify
  1500 Harbor Blvd.                               Person (Voluntary)        September, 1996     ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original          Senior Vice President,
                                                                             (Month/Year)              ------------------------
Weehawken,           NJ             07087                                                              Secretary and Treasurer
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 1474 (8/92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option          $1         9/26/96    J*         100,000        9/26/97 9/26/      Common  100,000
(Right to Buy)                                                                         2003       Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   140,000                 D

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Explanation of Responses:  *On 9/26/96, the reporting person was granted an option to purchase 100,000 shares of Common
                            Stock, par value $.66-2/3 per share, pursuant to the terms of the Company's 1996 Stock Option Plan.
                            50,000 of the options vest in three equal annual increments beginning September 26, 1997.
                            50,000 of the options vest over the three year period beginning September 26, 1997, or not at all, at the discretion of the Company's Chief Executive Officer based upon the performance of the reporting person.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                  10/10/96
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                ------------------------------- --------
                                                                                           **Signature of Reporting Person   Date
                                                                                           Edward J. O'Brien

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (8/92)

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